SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

7 December 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Interim Results'.

06019280

Yours faithfully

Linda

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZU- SEC - Interim Results -15 Nov 06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

7 December 2006
Interim Results for the six months to 30 September 2006

FOCUS ON WATER

Group strategy update

- Fundamental change in Group structure achieved
  - Biffa Plc demerged
  - Property company sold
  - Agreed sale for US Laboratories *
- New financing structures
  - Special dividend of £577m paid
  - Rebased dividend to grow at 3% above RPI to 2010
  - Gearing to move to 60% of Regulated Capital Value
- Focus on Water
  - Higher standards and greater efficiency
  - Improved returns
  - Progressive dividends

Group results

	Group ex Biffa Plc [1]			**Group as reported**	
	30 Sept 2006 £m	30 Sept 2005 £m	Increase/ (Decrease) %	**30 Sept 2006 £m**	30 Sept 2005 £m
Group turnover	**746.2**	722.2	3.3	**1,118.8**	1,075.3
Group PBIT [2]	**219.0**	233.1	(6.0)	**268.8**	279.2
Profit before tax [3]	**142.7**	151.4	(5.7)	**192.3**	196.0
Profit before tax				**209.8**	162.3
	pence/ share	pence/ share		**pence/ share**	pence/ share
Adjusted basic EPS [4]	**42.2**	44.7			
Basic EPS				**55.8**	49.6
Interim dividend declared [5]				**22.77**	21.36

Note: Biffa Plc was demerged on 9 October 2006 and is therefore included in the Group's results for the six months to 30 September 2006. Note 11 sets out the contribution of Biffa Plc to the Group's results and net assets.

* subject to US regulatory approval
[1] see note 11
[2] before exceptional items (see Note 3)
[3] before exceptional items and IAS39 fair value adjustments
[4] before exceptional items, IAS39 fair value adjustments and deferred tax (see note 5)
[5] as rebased (see note 7)

Sir John Egan, Chairman Severn Trent Plc, said:

"I am pleased to report today on what has been a significant period of restructuring for the Group with the successful demerger of Biffa Plc, the sale of the Property business, the announced sale of US laboratories and a substantial improvement in balance sheet efficiency, following the payment of the £577 million special dividend. The Board has previously announced that we intend to increase dividends by 3% above the rate of inflation over the remainder of this regulatory period. Today's interim dividend announcement is in line with this policy.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is pursuing higher standards to achieve both higher levels of customer satisfaction, and also sustained strong financial returns."

Colin Matthews, Group Chief Executive Severn Trent Plc, said:

"In June 2006, the Board announced its intention to restructure the Severn Trent Group and to focus on water. With restructuring substantially completed, Group management is now committed to the single minded pursuit of continuous improvement in our water business. We are investing now for improved customer service and leakage reductions. By raising standards we will improve customer service and generate sustained financial returns for our shareholders."

Enquiries:

Colin Matthews Group Chief Executive	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4947
Mike McKeon Group Finance Director	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4267
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4310
Jonathan Davies Head of Investor Relations	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4295
Andrew Grant David Trenchard	Tulchan Communications	020 7353 4200

Interim Results Presentation and Webcast

There will be an interim results presentation at 9.30am on Thursday 7 December 2006. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Group Chief Executive's Review

Focus on Water

In June 2006, the Board announced its intention to restructure the Severn Trent Group and focus on water. Biffa Plc was successfully demerged on 9 October 2006; the sale of Severn Trent Property was completed on 6 November 2006; and the sale of US Laboratories has been agreed, subject to US regulatory approval. In addition, Group balance sheet efficiency has been improved by the payment on October 20th of the £577 million special dividend. As previously announced, the Board intends to maintain Group debt at around the target 60% of regulated capital value, and to increase dividends by 3% above the rate of inflation, over the remainder of the AMP4 period.

Group management is now concentrated on improving the core Water business. While performance has been good with respect to water quality, health and safety and pollution incidents, Severn Trent Water has needed to improve in respect of leakage, customer service and controls. Over and beyond these basic requirements, management is developing detailed plans for fundamental improvement across all areas of the business. Today we are about half way through the process of benchmarking our performance and identifying improvement opportunities which will radically change our business over a period of years. We are now detailing and prioritising our plans. Some are relatively quick to implement, while others will take us into the next AMP period and will require additional investment. We expect to update the market in June 2007.

We are however already significantly advanced in the integration of the head office and Severn Trent Water teams. As a result of this integration, we expect to reduce our overhead costs by between £6 million and £10 million over the coming 18 months. Equally important is the opportunity to raise standards and reduce the number of management layers between the Board and the front line of customer service delivery.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns.

Disposals

The Group announced on 25 September that it had agreed to sell US Laboratories to TestAmerica Holdings, an affiliate of H.I.G. Capital, for a cash consideration of approximately £85 million. The transaction is subject to US regulatory approval and is expected to be completed by the end of December 2006. A provision has been taken for impairment of US Laboratories goodwill at 30 September 2006 of £31.5 million.

On 6 November 2006 the Group announced the sale of Severn Trent Property and other property interests to Prologis Development Limited for a cash consideration of £71.7million. The profit on disposal in aggregate is around £35 million.

Group Performance

Note: In this Interim Results announcement, PBIT is profit from continuing operations before interest and tax; PBIT * is PBIT excluding exceptional items as set out in note 2. Following the sale (subject to US regulatory approval) of the US business of Severn Trent Laboratories, the remaining UK business of Severn Trent Laboratories has been brought under the management of the Water purification and operating services segment. Henceforth this segment, which now includes the UK laboratories business, is referred to as "Water Technologies and Services". All prior year numbers have been restated for comparative purposes.

Group profit from continuing operations before tax, IAS39 fair value adjustments and exceptional items was £192.3 million (£196.0 million) (£142.7 million excluding Biffa Plc, a decrease of 5.7%). Group profit from continuing operations before tax was £209.8 million (£162.3 million) an increase of 29.3% (£160.2m excluding Biffa Plc, an increase of 36.1%).

Water and Sewerage PBIT decreased by 6.1% to £225.6 million after providing £3.2 million for credits to customers arising from the Ofwat interim report on allegations made against Severn Trent Water in 2004, increases in energy costs of £9.6 million, increases in bad debt provisions of £2.6 million, increase in infrastructure renewals expenditure of £6.3 million and management's decision to invest further in leakage management and customer service of £3.5 million. **Water Technologies and Services'** PBIT * was up 11.1% to £9.0 million through continued organic growth. Other Businesses incurred a PBIT loss of £1.3 million, (loss of £3.4 million).

There were net exceptional gains from continuing operations of £4.2 million (£nil), representing the profit on disposal of Aquafin NV £14.3 million and demerger and related costs of £10.1 million in Severn Trent Plc. A net exceptional charge of £21.3 million arose on discontinued operations, comprising an exceptional gain of £10.2 million on the disposal of Biffa Belgium and an exceptional charge of £31.5 million relating to the impairment of goodwill in relation to the US Laboratories assets held for sale.

Dividend

The Board is proposing an interim dividend of 22.77p (2005/06 - 21.36p as rebased) an increase of 3% in real terms over the rebased 2005/06 interim dividend. The interim dividend is payable on 24 January 2007 to shareholders on the register at 15 December 2006.

The 2005/06 rebased interim dividend represents the relevant proportion of the adjusted full year base dividend of 57p detailed in the circular to shareholders published on 13 September 2006.

Full year outlook

Performance at our principal business, Severn Trent Water, has been as expected in the first half of 2006/07, with a continued focus on the operating cost challenge of the AMP4 contract. As previously announced, rising energy prices, net of efficiency savings, will have a significant impact on 2006/07 operating costs, with full year costs expected to be around £15m to £20m higher than last year.

Management's decision to further invest in leakage management to address the conditions towards the end of 2005/06 and the continued drive to improve customer service levels will further impact on the level of operating costs in 2006/07, with the full year impact anticipated to be around £6m.

In relation to capital expenditure, the Board expects that the capital programme will continue to proceed according to plan and that the previously announced efficiencies of around 6% over the Ofwat determination continue to be deliverable over the remaining AMP4 period.

Operating Review

Water and Sewerage

Turnover increased in the period by 4.6% to £610.4 million. Sales prices have increased by 6.58% (including inflation) from 1 April 2006, being the 7.23% increase allowed by Ofwat less the 0.65% voluntary abatement of K, as previously announced. In addition, the cost of completing the agreement made with Ofwat arising from their interim report dated 7 March 2006 has reduced first half turnover and PBIT by around £3.2 million (full year around £6.3 million). This amount is being credited to customer accounts during 2006/07 and represents the full cost of the £1 million per annum difference (plus inflation) between the voluntary abatement of K and Ofwat's position over the remainder of AMP4.

PBIT decreased by 6.1% in the period to £225.6 million. Severn Trent Water continues to focus on the operating cost challenge of the AMP4 contract. The business has incurred increased energy costs of £9.6 million, increases in bad debt provisions of £2.6 million and management's decision to invest in leakage reduction and customer service levels has resulted in additional expenditure of approximately £3.5 million. These increases were in addition to the increase in costs anticipated in the AMP4 Final Determination.

Severn Trent Water invested £42.5 million (£36.2 million) in maintaining its infrastructure network in the period. The first half expenditure for 2006/07 is currently programmed to contribute around 40% of the total expenditure for 2006/07.

Net capital expenditure, excluding spending on infrastructure maintenance, was £159.5 million in the first half. Adjusting for the changes to the program, to be agreed with Ofwat through the change control process, and for timing differences, we continue to be in line to achieve around 6% efficiencies compared to the final determination over the remaining AMP4 period.

Severn Trent Water has continued to deliver high levels of performance in terms of drinking water and wastewater quality. Its water resource position is normal for this time of year.

Severn Trent Water has continued to develop and improve both its internal and external governance and control environment, substantially improving the quality and transparency of its regulatory and statutory information returns.

Water Technologies and Services

Turnover in Water Technologies and Services was up 5.4% to £149.5 million. Turnover in the USA increased by around 3%, with organic growth being partly offset by the sale of a small business (Pipeline Services). Turnover in the UK and rest of the world was up by around 7% through continued organic growth. Around 46% of Water Technologies and Services' turnover arose from customers in the USA.

Water Technologies and Services' PBIT * increased by 11.1% to £9.0 million. The improvement mainly arises from improved margins across all principal businesses. The impact of changing exchange rates was immaterial.

Other Businesses

The Group has continued to rationalise its other activities. On 6 November 2006 the group announced the sale of Severn Trent Property and other property interests to Prologis Development Limited for a cash consideration of £71.7million. The profit on disposal in aggregate is around £35 million.

Other Businesses' turnover was down 98% to £0.5 million (£30.9 million). They incurred a loss before interest, tax and exceptional items of £1.3 million (loss of £3.4 million). Due to the sale process, there was no significant development activity in the Property business during the period.

Waste Management

The demerger of Biffa Plc was successfully completed on 9 October 2006, following shareholder approval at the EGM held on 6 October 2006. The Group's results for the six months to 30 September 2006 include Biffa Plc. Biffa Plc's turnover increased by 5.8% to £376.5 million. PBIT * increased by 8.0% to £49.8 million.

Financial Review

Group Results

Group turnover from continuing operations and excluding Biffa Plc was £746.2 million (£722.2 million), an increase of 3.3% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water and organic growth in the Water Purification business, partially offset by the reduction in activity in the Other Businesses.

Group profit from continuing operations before interest, tax, and exceptional items, excluding Biffa plc, decreased by 6.0% to £219.0 million (£233.1 million), after providing £3.2 million for credits to customers arising from the Ofwat interim report on allegations made against Severn Trent Water in 2004, increased energy costs of £9.6 million, increases in bad debt provisions of £2.6 million, the impact of management's decision to invest in leakage reduction and customer service of £3.5 million and higher infrastructure maintenance expenditure of £6.3 million in Severn Trent Water. There were net exceptional gains of £4.2 million (£nil) - see below.

After net interest charges, excluding Biffa Plc, of £76.9 million (£82.3 million) and share of profits of associates and joint ventures of £0.6 million (£0.6 million), Group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments, excluding Biffa Plc, decreased by 5.7% to £142.7 million (£151.4 million). Group profit from continuing operations before tax, excluding Biffa Plc, was £160.2 million (£117.7 million).

The total tax charge for the first half was £63.6 million (£49.1 million), of which current tax represented £55.0 million (£55.7 million) (excluding Biffa plc was £43.8 million (£47.8 million)) and deferred tax was a charge of £8.6 million (credit of £6.6 million) (excluding Biffa plc was £2.4 million (credit of £10.2 million)). Profit for the period from continuing operations excluding Biffa Plc was £114.0 million (£80.1 million).

Basic earnings per share were 55.8 pence (49.6 pence). Adjusted basic earnings per share from continuing operations (before Biffa plc, exceptional items, IAS 39 fair value adjustments and deferred tax) were 42.2 pence (44.7 pence).

The sale of US Laboratories was announced on 25 September 2006 and it is therefore classified as a discontinued operation, along with Biffa Belgium which was sold on 30 June 2006. Discontinued operations generated a profit after tax of £5.5 million (£1.6 million). An exceptional gain of £10.2 million on the sale of Biffa Belgium and an exceptional charge relating to the impairment of goodwill on US Laboratories of £31.5 million (£nil) were recognised.

Cash flow

	30 Sept 2006 £m	30 Sept 2005 £m
Cash generated from operations	**392.5**	425.5
Net capital expenditure	**(192.7)**	(190.7)
Net interest paid	**(59.6)**	(78.9)
Tax paid	**(21.1)**	(18.9)
Other cash flows	**0.4**	1.0
Free cash flow	**119.5**	138.0
Dividends	**(111.3)**	(167.8)
Acquisitions and disposals	**69.7**	(1.4)
Issue of shares	**7.7**	9.4
Change in net debt from cash flows	**85.6**	(21.8)
Non cash movements	**9.0**	29.6
Change in net debt	**94.6**	7.8
Net debt at 1 April	**(2,961.1)**	(2,894.6)
Net debt at 30 September	**(2,866.5)**	(2,886.8)
Net debt comprises:		
Cash and cash equivalents	**475.2**	101.1
Borrowings – current liabilities	**(541.1)**	(590.5)
Borrowings – non-current liabilities	**(2,800.6)**	(2,397.4)
	(2,866.5)	(2,886.8)

Cash generated from operations was £392.5 million (£425.5 million). The fall in cash generated from operations is primarily due to lower PBIT in Water and Sewerage and lower working capital in the prior period as a result of the sale of a major development in the Property business. Capital expenditure net of grants and proceeds of sales of fixed assets was £192.7 million (£190.7 million) including capital expenditure in Severn Trent Water of £159.5 million (£150.2 million). Net interest paid decreased to £59.6 million (£78.9 million) due to lower interest payments on finance leases.

Net debt at 30 September 2006 was £2,866.5 million (£2,886.8 million). Balance sheet gearing (net debt/ net debt plus equity) at the half year is 60.4% (61.8%). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 5.2 times (4.8 times) by profit before interest, tax, depreciation and exceptional items, and 3.5 times (3.3 times) by PBIT *.

Exceptional items

There were net exceptional gains, on continuing operations, in the six months to 30 September 2006 of £4.2 million (£nil), which comprised:

- Profit on disposal of Aquafin NV of £14.3 million,
- Demerger and related costs of £10.1 million,

and net exceptional charges of £21.3 million (£nil) on discontinued operations, which comprised:

- Profit on disposal of Biffa Belgium of £10.2 million, and
- Impairment in goodwill on US Laboratories assets held for sale of £31.5 million.

Taxation

The charge for current tax on continuing operations was £55.0 million (£55.7 million).

The effective rate of current tax, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 28.7% (30.6%). The decrease in effective rate is as a result of the anticipated tax benefit of pension contributions to be made in the full year 2006/07.

Going forward we would expect the effective current tax rate (taking account of the demerger of Biffa Plc) for the full year 2006/7, to be in the range of 26% to 29%.

Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2006.

Pensions

The Group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were last undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme, as at 31 March 2004.

On an IAS19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes was a deficit of £277.4 million as at 30 September 2006. This compares to a deficit of £221.9 million as at 31 March 2006.

As previously announced, as a result of the demerger and other corporate transactions, the group is committed to making gross deficit funding contributions of £83 million into the Severn Trent Pension Scheme and Severn Trent Senior Staff Pension Scheme by 31 March 2007.

On an IAS19 basis, the funding level has declined from around 86% at 31 March 2006 to around 83% at 30 September 2006.

As at 30 September 2006 the Group's defined benefit pension schemes had total assets of approximately £1,388.5 million, of which around 63% was invested in equities.

Treasury management

The Group's policy for the management of interest rate risk requires that no less than 50% of the Group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 30 September 2006, interest rates for some 76% of the Group's net debt of £2,867 million were so fixed, at a weighted average interest rate of 5.85% for a weighted average period of around 12 years.

Exchange rates

The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the period and their net assets are translated at the closing rate on the balance sheet date. The impact of changing exchange rates was immaterial.

Post balance sheet events

On 6 October 2006 the shareholders of Severn Trent Plc approved the demerger of Biffa Plc, the payment of a special dividend of £1.65 per share and a share consolidation of two new Severn Trent shares for every three old Severn Trent shares. The contribution of Biffa Plc to the Group's results and net assets is summarised in note 11.

Regulatory matters

On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the Company that it was undertaking a criminal investigation into alleged reporting irregularities in relation to leakage made to Ofwat by Severn Trent Water Limited between 2000 and 2003.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

Having considered Ofwat's findings, the Board of Severn Trent Plc agreed that customer accounts should be credited as soon as possible.

The Company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 the Company announced that it had submitted an interim report to Ofwat into misreporting of customer service performance data, including performance standards under Guaranteed Standards Scheme. As a result Ofwat and Severn Trent Water appointed Ernst & Young LLP to carry out an independent investigation into the irregularities. This investigation is ongoing.

On 8 June 2006 Ofwat issued a notice under section 22.A (4) of the Water Industry Act indicating its intention to impose a penalty on Severn Trent Water for failure to meet standards of performance under the Water Supply and Sewage Service (Customer Service Standards) Regulations 1989 (as amended).

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently, no provision has been included in the financial statements in respect of these matters.

Further information

For further information, including the Group's interim results presentation, see the Severn Trent web site (www.severntrent.com).

Consolidated income statement
Six months ended 30 September 2006

	Notes	**Unaudited 6 months to 30 Sept 2006 £m**	Unaudited 6 months to 30 Sept 2005 (Restated) £m	Audited Year ended 31 Mar 2006 (Restated) £m
Turnover	2	**1,118.8**	1,075.3	2,161.0
Operating costs before exceptional items		**(850.0)**	(796.1)	(1,678.8)
Exceptional restructuring costs	3	**-**	-	(7.9)
Exceptional demerger costs	3	**(10.1)**	-	(7.8)
Total operating costs		**(860.1)**	(796.1)	(1,694.5)
Exceptional profit on disposal of business	3	**14.3**	-	-
Profit before interest, tax and exceptional items	2	**268.8**	279.2	482.2
Exceptional items	3	**4.2**	-	(15.7)
Profit before interest and tax		**273.0**	279.2	466.5
Finance income		**10.9**	4.2	7.9
Finance costs		**(88.4)**	(88.5)	(175.5)
Net finance costs before fair value movements on treasury instruments		**(77.5)**	(84.3)	(167.6)
Fair value movements on treasury instruments		**13.3**	(33.7)	(36.7)
Total net finance costs		**(64.2)**	(118.0)	(204.3)
Share of results of associates and joint ventures		**1.0**	1.1	2.1
Profit before tax, fair value movements on treasury instruments and exceptional items		**192.3**	196.0	316.7
Exceptional items	3	**4.2**	-	(15.7)
Fair value movements on treasury instruments		**13.3**	(33.7)	(36.7)
Profit on ordinary activities before taxation		**209.8**	162.3	264.3
Taxation on profit on ordinary activities				
- current tax	4	**(55.0)**	(55.7)	(50.3)
- deferred tax	4	**(8.6)**	6.6	6.0
Total taxation	4	**(63.6)**	(49.1)	(44.3)
Profit for the period from continuing operations		**146.2**	113.2	220.0
Discontinued operations				
Profit from discontinued operations		**5.5**	1.6	3.0
Exceptional profit on disposal of business	3	**10.2**	-	-
Exceptional impairment of goodwill on discontinued operations	3	**(31.5)**	-	-
Total (loss)/profit from discontinued operations		**(15.8)**	1.6	3.0
Profit for the period		**130.4**	114.8	223.0
Attributable to:				
Equity holders of the company		**129.5**	114.5	221.6
Equity minority interests		**0.9**	0.3	1.4
		130.4	114.8	223.0
Earnings per share (pence)				
From continuing operations				
Basic	5	**62.6**	48.9	94.6
Diluted	5	**62.1**	48.6	94.0
From continuing and discontinued operations				
Basic	5	**55.8**	49.6	95.9
Diluted	5	**55.3**	49.4	95.3

Consolidated balance sheet
At 30 September 2006

	Notes	**Unaudited 30 Sept 2006 £m**	Unaudited 30 Sept 2005 (Restated) £m	Audited 31 Mar 2006 £m
Non-current assets				
Goodwill		**441.3**	506.4	506.3
Other intangible assets		**108.0**	111.0	112.4
Property, plant and equipment		**5,748.9**	5,674.4	5,743.1
Interests in joint ventures		**1.1**	9.6	9.7
Interests in associates		**3.3**	16.1	19.6
Derivative financial instruments		**3.8**	2.2	3.7
Available-for-sale financial assets		**0.3**	0.7	0.5
		6,306.7	6,320.4	6,395.3
Current assets				
Inventory		**25.6**	66.1	54.4
Trade and other receivables		**521.6**	542.0	481.5
Derivative financial instruments		**7.0**	6.3	10.8
Cash and cash equivalents		**475.2**	101.1	142.6
		1,029.4	715.5	689.3
Assets held for sale		**132.5**	-	41.5
Total assets		**7,468.6**	7,035.9	7126.1
Current liabilities				
Borrowings		**(541.1)**	(590.5)	(808.2)
Derivative financial instruments		**(95.4)**	(117.9)	(114.4)
Trade and other payables		**(578.3)**	(530.3)	(540.6)
Current income tax liabilities		**(80.9)**	(105.3)	(48.8)
Provisions for other liabilities and charges		**(21.3)**	(34.3)	(30.1)
Liabilities directly associated with assets classified as held for sale		**(15.4)**	-	(28.5)
		(1,332.4)	(1,378.3)	(1,570.6)
Non-current liabilities				
Borrowings		**(2,800.6)**	(2,397.4)	(2,295.5)
Derivative financial instruments		**(47.7)**	(20.4)	(30.1)
Trade and other payables		**(173.9)**	(183.7)	(158.7)
Deferred tax liabilities		**(867.9)**	(861.1)	(870.2)
Retirement benefit obligations	10	**(277.4)**	(319.1)	(221.9)
Provisions for other liabilities and charges		**(85.8)**	(89.8)	(80.1)
		(4,253.3)	(3871.5)	(3,656.5)
Total liabilities		**(5,585.7)**	(5,249.8)	(5,227.1)
Net assets		**1,882.9**	1,786.1	1,899.0
Capital and reserves attributable to the company's equity shareholders				
Called up share capital		**228.0**	227.0	227.2
Share premium account		**55.5**	46.6	48.6
Other reserves		**422.4**	398.2	432.4
Retained earnings		**1,174.2**	1,112.3	1,188.2
Equity attributable to the company's equity shareholders		**1,880.1**	1,784.1	1,896.4
Minority interests		**2.8**	2.0	2.6
Total equity	6	**1,882.9**	1,786.1	1,899.0

Consolidated cash flow statement
Six months ended 30 September 2006

	Notes	**Unaudited 6 months to 30 Sept 2006 £m**	Unaudited 6 months to 30 Sept 2005 £m	Audited Year ended 31 Mar 2006 £m
Operating activities				
Cash generated from operations	8	**392.5**	425.5	758.9
Interest paid		**(60.7)**	(73.0)	(139.4)
Interest element of finance lease rental payments		**(1.0)**	(18.8)	(45.1)
Tax paid		**(21.1)**	(18.9)	(68.3)
Net cash generated from operating activities		**309.7**	314.8	506.1
Investing activities				
Interest received		**2.1**	12.9	4.4
Dividends received from associates and joint ventures		**-**	1.0	2.7
Net loans advanced to associates and joint ventures		**-**	-	(2.3)
Net cash inflow from available for sale fixed asset investments		**0.4**	-	0.2
Acquisition of subsidiaries net of cash acquired		**-**	(1.4)	(0.3)
Proceeds on disposal of businesses		**69.7**	-	1.6
Proceeds on disposal of property, plant and equipment		**4.8**	3.4	8.4
Purchases of intangible assets		**(11.8)**	-	(29.6)
Purchases of property, plant and equipment		**(200.0)**	(210.0)	(407.5)
Grants received		**14.3**	15.9	32.8
Net cash used in investing activities		**(120.5)**	(178.2)	(389.6)
Financing activities				
Dividends paid to shareholders of the parent		**(111.3)**	(167.8)	(234.3)
Dividends paid to minority interests		**-**	-	(0.8)
Repayment of borrowings		**(684.5)**	(365.9)	(500.2)
Receipts from sale and leaseback transaction		**-**	-	170.2
Repayment of obligations under finance leases		**(0.8)**	(9.9)	(167.7)
New loans raised		**964.8**	406.9	648.8
Issue of shares		**7.7**	9.4	11.6
Net cash generated from/(used in) financing activities		**175.9**	(127.3)	(72.4)
Increase in cash and cash equivalents		**365.1**	9.3	44.1
Net cash and cash equivalents at beginning of the period		**110.4**	64.4	64.4
Effect of foreign exchange rates		**(1.6)**	1.0	1.9
Net cash and cash equivalents at the end of the period		**473.9**	74.7	110.4
Net cash and cash equivalents comprise:				
Cash and cash equivalents		**475.2**	101.1	142.6
Bank overdrafts		**(1.3)**	(26.4)	(32.2)
Net cash and cash equivalents at the end of the period		**473.9**	74.7	110.4

Consolidated statement of recognised income and expense
Six months ended 30 September 2006

	Notes	**Unaudited 6 months to 30 Sept 2006 £m**	Unaudited 6 months to 30 Sept 2005 (Restated) £m	Audited Year ended 31 Mar 2006 £m
Exchange movement on translation of overseas results and net assets		**(17.2)**	13.7	21.6
Exchange differences on hedges of net investment		**5.1**	(3.9)	(5.3)
Tax on exchange differences on foreign currency hedging		**(1.5)**	1.1	1.8
Gains/(losses) on cash flow hedges taken to equity		**2.0**	(1.4)	0.3
Actuarial (losses)/gains on defined benefit pension schemes		**(48.2)**	(37.1)	26.3
Deferred tax on items posted directly to equity		**13.9**	0.5	(8.0)
Net (loss)/income recognised directly in equity		**(45.9)**	(27.1)	36.7
Transfers				
Amounts on cash flow hedges transferred to the income statement in the period		**2.3**	2.1	4.5
Deferred tax on transfers to income statement		**(0.7)**	(0.6)	(1.4)
Profit for the period		**130.4**	114.8	223.0
Total recognised income for the period		**86.1**	89.2	262.8
Attributable to:				
Equity shareholders of the company		**85.2**	88.8	261.4
Minority interests		**0.9**	0.4	1.4
Total recognised income for the period		**86.1**	89.2	262.8
Change in accounting policy on adoption of IAS 32 and IAS 39 – all attributable to equity holders of the parent	6	**-**	(57.8)	(57.8)

Notes

1 General information

The interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

The information for the year ended 31 March 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year prepared under IFRS has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2006.

The comparative figures for the six months ended 30 September 2005 have been restated:

- to reflect the impact of a change in the treatment of infrastructure connections income under IFRS compared with the previous treatment under UK GAAP. Under IFRS, infrastructure connection charges are credited to deferred income and released to the income statement over the estimated useful lives of the assets to which the income relates. This restatement is consistent with the treatment adopted in the financial statements for the year ended 31 March 2006. Under UK GAAP such contributions were taken to the profit and loss account when they were due. The impact is to reduce shareholders' equity at 1 April 2005 by £34.1 million. There is no impact on the total recognised income previously reported for the period ended 30 September 2005; and
- to reclassify the analysis of derivative financial instruments between current and non-current amounts. The balance sheet as at 30 September 2005 was prepared on the basis of the maturity date of the derivative. However, since that date best practice has emerged to classify all derivative instruments that are not designated as hedges as current assets or liabilities. The impact on the comparative balance sheet as at 30 September 2005 is to increase current assets and decrease non- current assets by £5.1 million and to increase current liabilities and decrease non-current liabilities by £103 million.

The comparative figures for the six months ended 30 September 2005 and the year ended 31 March 2006 have been restated to disclose the results of the US business of Severn Trent Laboratories as discontinued. The comparative figures for the period ended 30 September 2005 have also been restated to disclose the results of Biffa Belgium as discontinued.

2 Segmental analysis

Primary segments	Turnover		Profit before interest tax and exceptional items	
	2006	2005 (Restated)	**2006**	2005 (Restated)
Six months ended 30 September	**£m**	£m	**£m**	£m
Water and Sewerage	**610.4**	583.5	**225.6**	240.2
Water Technologies and Services	**149.5**	141.9	**9.0**	8.1
Other Businesses	**0.5**	30.9	**(1.3)**	(3.4)
Unallocated Corporate Expenses	**-**	-	**(13.5)**	(11.2)
Inter segment trading	**(14.2)**	(34.1)	**(0.8)**	(0.6)
Group before Biffa Plc	**746.2**	722.2	**219.0**	233.1
Biffa Plc	**376.5**	356.0	**49.8**	46.1
Inter segment trading	**(3.9)**	(2.9)	**-**	-
Group	**1,118.8**	1,075.3	**268.8**	279.2

Following the sale (subject to US regulatory approval) of the US business of Severn Trent Laboratories, the remaining UK business of Severn Trent Laboratories has been brought under the management of the Water purification and operating services segment. This segment, which now includes the UK laboratories business, is now referred to as "Water Technologies and Services".

Secondary segments	Turnover	
	2006	2005 (Restated)
Six months ended 30 September	**£m**	£m
United Kingdom	**1,023.3**	978.1
Rest of Europe	**16.6**	17.8
USA	**68.6**	69.4
Other	**10.3**	10.0
Group	**1,118.8**	1,075.3

3 Exceptional items

An exceptional credit of £4.2 million from continuing operations and an exceptional charge of £21.3 million from discontinued operations arose in the period ended 30 September 2006. These comprised:

- in Water Technologies and Services, an exceptional gain on the disposal of the group's interest in Aquafin NV amounting to £14.3 million;
- in Corporate Expenses, exceptional costs relating to the demerger of Biffa Plc amounting to £10.1 million; and
- in discontinued operations, an exceptional charge relating to the impairment of goodwill in relation to the US Laboratories assets held for sale amounting to £31.5 million and an exceptional gain on the disposal of Biffa Belgium amounting to £10.2 million.

4 Taxation

	Unaudited 6 months to 30 Sept 2006 £m	Unaudited 6 months to 30 Sept 2005 (Restated) £m
Current tax relating to continuing operations		
UK corporation tax	**(53.9)**	(58.5)
UK corporation tax prior year	**-**	4.0
Overseas tax	**(1.1)**	(1.2)
Total current tax relating to continuing operations	**(55.0)**	(55.7)
Deferred tax relating to continuing operations	**(8.6)**	6.6
Total tax relating to continuing operations	**(63.6)**	(49.1)

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled. The weighted average number of shares has been adjusted for the 2 for 3 share consolidation that was approved at the Extraordinary General Meeting on 6 October 2006.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the period and LTIP awards where the vesting conditions have been satisfied at the balance sheet date.

Adjusted earnings per share figures are presented. These exclude the results of Biffa Plc, the effects of deferred tax, fair value movements on treasury instruments and exceptional items. The directors consider that the adjusted figures provide a useful additional indication of performance.

Earnings per share (continued)

From continuing operations

	Six months ended 30 Sept 2006		
	Earnings	Weighted average number of shares	Per share amount
	£m	m	pence
Basic earnings per share	**145.3**	**232.0**	**62.6**
Effect of dilutive options – staff share plans	**-**	**2.1**	**(0.5)**
Diluted earnings per share	**145.3**	**234.1**	**62.1**

	Six months ended 30 Sept 2005		
	Earnings	Weighted average number of shares	Per share amount
	(Restated)	(Restated)	(Restated)
	£m	m	pence
Basic earnings per share	112.9	230.7	48.9
Effect of dilutive options – staff share plans	-	1.3	(0.3)
Diluted earnings per share	112.9	232.0	48.6

From continuing and discontinued operations

	Six months ended 30 Sept 2006		
	Earnings	Weighted average number of shares	Per share amount
	£m	m	pence
Basic earnings per share	**129.5**	**232.0**	**55.8**
Effect of dilutive options – staff share plans	**-**	**2.1**	**(0.5)**
Diluted earnings per share	**129.5**	**234.1**	**55.3**

	Six months ended 30 Sept 2005		
	Earnings	Weighted average number of shares	Per share amount
		(Restated)	(Restated)
	£m	m	pence
Basic earnings per share	114.5	230.7	49.6
Effect of dilutive options – staff share plans	-	1.3	(0.2)
Diluted earnings per share	114.5	232.0	49.4

Earnings per share (continued)

Adjusted earnings per share

	Six months ended 30 Sept 2006		
	Earnings	Weighted average number of shares	Per share amount
	£m	m	pence
Basic earnings per share	**145.3**	**232.0**	**62.6**
Effect of:			
Exceptional demerger costs	**10.1**	**-**	**4.4**
Exceptional profit on disposal of businesses	**(14.3)**	**-**	**(6.2)**
Biffa Plc profit after current tax	**(38.4)**	**-**	**(16.6)**
Fair value movements on treasury instruments	**(13.3)**	**-**	**(5.7)**
Effect of deferred tax	**8.6**	**-**	**3.7**
Adjusted basic earnings per share	**98.0**	**232.0**	**42.2**
Diluted earnings per share	**145.3**	**234.1**	**62.1**
Effect of:			
Exceptional demerger costs	**10.1**	**-**	**4.3**
Exceptional profit on disposal of businesses	**(14.3)**	**-**	**(6.1)**
Biffa Plc profit after current tax	**(38.4)**	**-**	**(16.4)**
Fair value movements on treasury instruments	**(13.3)**	**-**	**(5.7)**
Effect of deferred tax	**8.6**	**-**	**3.7**
Adjusted diluted earnings per share	**98.0**	**234.1**	**41.9**

	Six months ended 30 Sept 2005		
	Earnings	Weighted average number of shares	Per share amount
	(Restated)	(Restated)	(Restated)
	£m	m	pence
Basic earnings per share	112.9	230.7	48.9
Effect of:			
Exceptional demerger costs	-	-	-
Exceptional profit on disposal of businesses	-	-	-
Biffa Plc profit after current tax	(36.7)	-	(15.9)
Fair value movements in treasury instruments	33.7	-	14.6
Effect of deferred tax	(6.6)	-	(2.9)
Adjusted basic earnings per share	103.3	230.7	44.7
Diluted earnings per share	112.9	232.0	48.6
Effect of:			
Exceptional demerger costs	-	-	-
Exceptional profit on disposal of businesses	-	-	-
Biffa Plc profit after current tax	(36.7)	-	(15.8)
Fair value movements in treasury instruments	33.7	-	14.5
Effect of deferred tax	(6.6)	-	(2.8)
Adjusted diluted earnings per share	103.3	232.0	44.5

6 Movement in shareholders' equity

	Unaudited 6 months to 30 Sept 2006 £m	Unaudited 6 months to 30 Sept 2005 (Restated) £m	Audited Year ended 31 Mar 2006 £m
At 31 March	**1,899.0**	1,849.5	1,849.5
Adjustment for adoption of IAS 32 and IAS 39	**-**	(57.8)	(57.8)
At 1 April	**1,899.0**	1,791.7	1,791.7
Total recognised income for the financial period	**86.1**	89.2	262.8
Shares issued	**7.7**	9.4	11.6
Credit from share based payments charge (note 9)	**2.6**	2.2	4.1
Deferred tax on items posted directly to reserves	**(0.5)**	(1.3)	0.8
Dividends	**(112.0)**	(105.1)	(172.0)
Net (reduction in)/addition to equity shareholders' funds	**(16.1)**	(5.6)	107.3
At 30 September/31 March	**1,882.9**	1,786.1	1,899.0

7 Dividends

	Unaudited 6 months to 30 Sept 2006		Unaudited 6 months to 30 Sept 2005	
	Pence per share	**£m**	Pence per share	£m
Amounts recognised as distributions to equity shareholders in the period:				
Final dividend for the year ended 31 March 2006/2005	**31.97**	**111.3**	30.30	104.8

The Board declared a special dividend of £1.65 per ordinary share which was approved at the extraordinary general meeting held on 6 October 2006 and was paid on 20 October 2006. The cost of the special dividend was £576.7 million.

The Board has also declared an interim dividend of 22.77p per ordinary share (2005: 19.16p) representing a 3% real increase on the relevant proportion of the full year dividend of 57p detailed in the circular to shareholders published on 13 September 2006. The interim dividend will be paid on 24 January 2007. The shares will be traded 'ex-dividend' with effect from 13 December 2006. The cost of the proposed interim dividend will be £53.3 million (2005: £66.5 million).

Neither the special dividend nor the interim dividend have been included as a liability as at 30 September 2006.

8 Reconciliation of profit before interest and tax to operating cash flows

	Unaudited 6 months to 30 Sept 2006 £m	Unaudited 6 months to 30 Sept 2005 £m
Profit before interest and tax from continuing operations	**273.0**	279.2
(Loss)/profit before interest and tax from discontinued operations	**(15.5)**	2.1
	257.5	281.3
Depreciation charge	**133.0**	128.9
Amortisation of intangible assets	**15.2**	12.1
Impairment of goodwill	**31.5**	-
(Profit)/loss on sale of property, plant and equipment	**(2.3)**	0.3
Profit on sale of businesses	**(24.5)**	-
Deferred income movement	**(3.1)**	(1.4)
Provisions for liabilities and charges	**10.3**	17.2
Utilisation of provisions for liabilities and charges	**(15.0)**	(17.3)
Movement in working capital, retirement benefit obligation and share-based payments	**(10.1)**	4.4
Net cash inflow from operating activities	**392.5**	425.5

9 Share based payments

During the six months to 30 September 2006, the Group has granted a new series of Long Term Incentive Plan awards. The fair value of these awards (which all incorporate a Total Shareholder Return criteria) has been calculated as £6.04 per share. The fair value of these awards will be charged to the income statement over the vesting period (3 years).

The total share based payment charge recognised in the income statement to 30 September 2006 is £2.6 million (2005: £2.2 million).

10 Retirement benefit schemes

The Group operates four defined benefit schemes being the Severn Trent Pension Scheme, the Severn Trent Mirror Image Scheme, the Severn Trent Senior Staff Pension Scheme and the UK Waste Pension Scheme. The group also has an unfunded obligation to provide benefits to certain former employees whose earnings were in excess of the pensions cap that operated when the benefits were accrued. The assets and liabilities at the balance sheet date were as follows:

	Unaudited 30 Sept 2006 £m	Unaudited 30 Sept 2005 £m	Audited 31 Mar 2006 £m
Funded schemes			
Present value of defined benefit obligations	**(1,661.3)**	(1,559.8)	(1,613.3)
Total fair value of assets	**1,388.5**	1,252.0	1,402.9
Deficit relating to funded schemes	**(272.8)**	(307.8)	(210.4)
Unfunded schemes			
Present value of defined benefit obligations	**(4.6)**	(11.3)	(11.5)
Total deficit recognised on balance sheet	**(277.4)**	(319.1)	(221.9)

Retirement benefit schemes (continued)

The amounts recognised in the income statement are as follows:

	Unaudited 6 months to 30 Sept 2006 £m	Unaudited 6 months to 30 Sept 2005 £m	Audited Year ended 31 Mar 2006 £m
Amounts charged to operating costs			
Current service cost	**(23.3)**	(20.1)	(38.9)
Past service cost	**-**	-	(0.8)
	(23.3)	(20.1)	(39.7)
Amounts charged to net finance costs			
Interest cost	**(38.9)**	(37.9)	(75.4)
Expected return on scheme assets	**46.2**	39.8	79.2
	7.3	1.9	3.8
Total amount charged to the income statement	**(16.0)**	(18.2)	(35.9)

The movement in the deficit in the schemes during the period was as follows:

	Unaudited 6 months to 30 Sept 2006 £m	Unaudited 6 months to 30 Sept 2005 £m	Audited Year ended 31 Mar 2006 £m
Deficit in the schemes at the beginning of the period	**(221.9)**	(317.5)	(317.5)
Contributions	**8.7**	53.7	105.2
Current service cost	**(23.3)**	(20.1)	(39.7)
Other financial income	**7.3**	1.9	3.8
Actuarial (loss)/gain	**(48.2)**	(37.1)	26.3
Deficit in the schemes at the end of the period	**(277.4)**	(319.1)	(221.9)

11 Post balance sheet events

On 6 October 2006 the shareholders of Severn Trent Plc approved the demerger of Biffa Plc, the payment of a special dividend of £1.65 per share and a share consolidation of two new Severn Trent shares for every three old Severn Trent shares. The contribution of Biffa Plc to the group's results and net assets is summarised below:

Results

Six months ended 30 September 2006	Continuing operations			
	Group ex Biffa Plc £m	Biffa Plc £m	Consolidation Eliminations £m	Group £m
Turnover	**746.2**	376.5	(3.9)	1,118.8
Profit before interest, tax and exceptional items	**219.0**	49.8	-	268.8
Profit before tax, fair value movements on treasury instruments and exceptional items	**142.7**	42.5	7.1	192.3
Profit before tax	**160.2**	42.5	7.1	209.8
Current tax	**(43.8)**	(11.2)	-	(55.0)
Deferred tax	**(2.4)**	(6.2)	-	(8.6)
Profit after tax	**114.0**	25.1	7.1	146.2

Six months ended 30 September 2005	Continuing operations			
	Group ex Biffa Plc £m	Biffa Plc £m	Consolidation Eliminations £m	Group £m
Turnover	**722.2**	356.0	(2.9)	1,075.3
Profit before interest, tax and exceptional items	**233.1**	46.1	-	279.2
Profit before tax, fair value movements on treasury instruments and exceptional items	**151.4**	35.8	8.8	196.0
Profit before tax	**117.7**	35.8	8.8	162.3
Current tax	**(47.8)**	(7.9)	-	(55.7)
Deferred tax	**10.2**	(3.6)	-	6.6
Profit after tax	**80.1**	24.3	8.8	113.2

Post balance sheet events (continued)

Net assets

30 September 2006	Group ex Biffa Plc £m	Biffa Plc £m	Consolidation Eliminations £m	Group £m
Non-current assets	**5,574.5**	732.2	-	6,306.7
Current assets	**854.2**	178.7	(3.5)	1,029.4
Assets held for sale	**132.5**	-	-	132.5
Total assets	**6,561.2**	910.9	(3.5)	7,468.6
Current liabilities	**(1,174.3)**	(176.4)	18.3	(1,332.4)
Non-current liabilities	**(3,794.1)**	(459.2)	-	(4,253.3)
Total liabilities	**(4,968.4)**	(635.6)	18.3	(5,585.7)
Net assets	**1,592.8**	275.3	14.8	1,882.9

31 March 2006	Group ex Biffa Plc £m	Biffa Plc £m	Consolidation Eliminations £m	Group £m
Non-current assets	**5,667.3**	728.0	-	6,395.3
Current assets	**532.9**	160.7	(4.3)	689.3
Assets held for sale	**41.5**	-	-	41.5
Total assets	**6,241.7**	888.7	(4.3)	7,126.1
Current liabilities	**(1,426.8)**	(161.6)	17.8	(1,570.6)
Non-current liabilities	**(3,533.7)**	(414.6)	291.8	(3,656.5)
Total liabilities	**(4,960.5)**	(576.2)	309.6	(5,227.1)
Net assets	**1,281.2**	312.5	305.3	1,899.0

On 6 November 2006 the group announced the sale of Severn Trent Property and other property interests to Prologis Development Limited for a cash consideration of £71.7million realising a profit on disposal in aggregate of around £35 million.

12 Contingent Liabilities

a) Bonds and guarantees
Group undertakings have entered into bonds in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

Contingent Liabilities (continued)

b) Regulatory matters
On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the Company that it was undertaking a criminal investigation into alleged reporting irregularities in relation to leakage made to Ofwat by Severn Trent Water Limited between 2000 and 2003.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

Having considered Ofwat's findings, the Board of Severn Trent Plc agreed that customer accounts should be credited as soon as possible.

The Company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 the Company announced that it had submitted an interim report to Ofwat into misreporting of customer service performance data, including performance standards under Guaranteed Standards Scheme. As a result Ofwat and Severn Trent Water appointed Ernst & Young LLP to carry out an independent investigation into the irregularities. This investigation is ongoing.

On 8 June 2006 Ofwat issued a notice under section 22.A(4) of the Water Industry Act indicating its intention to impose a penalty on Severn Trent Water for failure to meet standards of performance under the Water Supply and Sewage Service (Customer Service Standards) Regulations 1989 (as amended).

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently, no provision has been included in the financial statements in respect of these matters.

c) The group has entered into agreements to dispose of its interests in Worksuite LLC, the assets and certain liabilities of its CIS business and Biffa Belgium. The group has given certain guarantees and indemnities to the purchasers of these businesses.

In June 2005 The Flemish Waste Agency "OVAM" instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. The liability arising from the civil claim by OVAM has been settled during the period. The purchaser of Biffa Belgium would be entitled to claim for any criminal penalties that might result from this investigation.

Except as noted above, the group is not aware of any liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

13 Interim statement

The interim report and accounts were approved by a committee of the Board of Directors on 6 December 2006.

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

14 Forward-looking statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

15 Cautionary statement

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

16 Other information

The interim report for the six months to 30 September 2006, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Financial Times on 8 December 2006. Copies will be available to the public at Severn Trent's registered office and on its website www.severntrent.com

INDEPENDENT REVIEW REPORT TO SEVERN TRENT Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Deloitte & Touche LLP
Chartered Accountants
London
6 December 2006